UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to                     .

Commission File Number 33-96816

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTRAL GARDEN & PET COMPANY

1340 Treat Blvd., Suite 600

Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule

The following documents are filed as part of this report on the pages indicated:

2.	Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY
INVESTMENT GROWTH PLAN

Date: June 29, 2007	By:	/s/ TRISHA GROBECK
Trisha Grobeck
Director of Compensation and Benefits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants

Central Garden & Pet Company

Investment Growth Plan

Walnut Creek, California

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) as of December 31, 2006 and 2005, the statement of changes in net assets available for benefits for the year ended December 31, 2006 and the supplemental schedule of assets (held at end of year) as of December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In addition, as discussed in Note 1, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 during the Plan year ended December 31, 2006.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP
San Ramon, California

June 26, 2007

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2006 and 2005

	2006	2005
Assets
Investments at fair value
Mutual funds	$55,858,305	$45,101,410
Investment with insurance company	15,365,889	15,062,626
Common stock - Central Garden & Pet Company	6,997,442	7,284,882
Participant loans	1,194,941	1,137,320

Net assets available for benefits at fair value	79,416,577	68,586,238
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,317,233	1,177,893

Net assets available for benefits	$80,733,810	$69,764,131

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2006

Additions to net assets available for benefits
Investment income
Net appreciation in fair value of investments	$7,636,417
Interest and dividend income	588,082
Other income	3,959

Total income	8,228,458

Contributions
Employer	1,139,589
Participant	5,816,884
Rollovers	381,118

Total contributions	7,337,591

Total additions	15,566,049

Deductions from net assets available for benefits
Benefits paid to participants	4,992,664
Corrective distributions	80,183
Deemed distributions	2,864
Plan expenses	8,415

Total deductions	5,084,126

Net increase	10,481,923
Transfers in from Pennington 401(k) Plan	487,756

Net increase in net assets available for benefits	10,969,679
Net assets available for benefits
Beginning of year	69,764,131

End of year	$80,733,810

The accompanying notes are an integral part of these financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.	Plan Description

General

The following description of the Central Garden & Pet Company (the “Company”) Investment Growth Plan (the “Plan”) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description.

The Plan is a defined contribution plan that was established on July 1, 1985 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible employees of the Company. Employees whose compensation is not determined by a collective bargaining agreement become eligible to participate in the Plan at age 21 or older after at least 1,000 hours of service in a year, as defined by the Plan. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has contracted with ING Life Insurance and Annuity Company (“ING”) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with ING National Trust (“ING Trust”) to act as the Plan’s custodian and trustee. Substantially all administrative expenses of the Plan, including recordkeeping and trustee fees, were paid directly by the Company, except for loan maintenance and set-up fees, which are paid by individual participants.

Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to fully benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.	Plan Description (continued)

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting. Under this basis of accounting, investment income and contributions to the Plan are recognized when received and disbursements are recognized when made. Accordingly, the accompanying financial statements are not intended to present net assets of the Plan in conformity with accounting principles generally accepted in the United States of America.

Investments

Investments of the Plan are held by ING Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments in mutual funds and common stocks are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. The investment contract with ING Trust is reported at fair value. Participant loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded as received.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) and 401(k) of the Internal Revenue Code (“IRC”), and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service favorable determination letter dated May 23, 2002 to bring it into compliance with applicable law and to make other desired changes. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Risks and uncertainties

The Plan provides participants with investment options consisting of the Company’s common stock, an investment contract with ING Trust and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds and other investment securities. The Company’s common stock and other investments are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

2.	Participation and Benefits

Participant contributions

Participants of the Plan can elect to defer pretax eligible compensation as defined, subject to the dollar maximum of $15,000 in 2006. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in whole-percent increments according to the participant’s direction.

Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit IRAs. Such contributions are invested in various funds in accordance with the participant’s direction and the Plan’s provisions.

Match contributions

The Company provides a matching contribution equal to 25% of the first 8% of compensation contributed to the Plan. The Company paid $1,139,589 in matching contributions for the year ended December 31, 2006.

The Company can make a discretionary profit sharing contribution to the Plan. Such contribution is allocated to all eligible employees in proportion to the participant’s eligible compensation. Participants are eligible only if they remain employed at the end of the year and completed the hours of service requirement during the year, unless employment is terminated during the year due to death, disability or retirement. The Company made no discretionary contributions in 2006.

Participant accounts

Each participant’s account is credited with the participant’s contributions, an allocation of Plan investment income (or losses), and the Company contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from their vested account balance.

Payment of benefits

Distribution and withdrawals are payable upon retirement, termination, financial hardship, disability or death. If a participant’s account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. Balances between $1,000 and $5,000 must be rolled over to an individual retirement plan designated by the administrator if the participant has not requested a distribution. If the account balance is over $5,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan, or postpone payment to a later date and remain in the Plan as described in the Plan documents.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

2.	Participation and Benefits (continued)

Loans to participants

Participant loans are available to active employees for up to 50% of an employee’s vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Loan maturities are for a maximum of five years or, for the purchase of a primary residence, a maximum of ten years. Participants are allowed to have only one loan outstanding at a time. Loans are secured by the participant’s vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from payroll deductions over the loan term. Loans are generally payable in full upon a participant’s termination of employment, or the occurrence of certain other events. Outstanding loans at December 31, 2006 carry interest rates ranging from 5.0% to 10.5%.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions and any related earnings. Vesting in the Company matching and discretionary contributions, plus any earnings thereon, is based on years of continuous service as defined by the Plan. A participant is 100% vested after five years of credited service.

Forfeitures

At December 31, 2006 and 2005, forfeited non-vested accounts totaled $124,335 and $82,125, respectively. These accounts will be used to reduce future employer contributions or offset administrative expenses. Total forfeitures during 2006 were $74,574. During the year ended December 31, 2006, forfeitures totaling $ 36,552 were used to reduce employer contributions.

Plan termination or modification

The Company currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

3.	Party-in-Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company’s common stock. Aggregate investment in the Company’s common stock at December 31, 2006 and 2005 was as follows:

	Number of Shares	Fair Value
2006	193,507	$6,997,442
2005	211,118	$7,284,882

Certain Plan investments are managed by ING Trust, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

4.	Investments

The following information presents fair values of investments and investment funds that represent 5 percent or more of the Plan’s net assets at December 31:

	2006	2005
ING Fixed Account	$15,365,889	$15,062,626
Pioneer Equity Income Fund	$7,210,429	$5,619,661
Janus Balanced Fund	$7,672,949	$6,263,804
Scudder Equity 500 Index Fund	$9,784,487	$8,496,153
Baron Growth Fund	$4,606,203	$4,107,425
Central Garden & Pet Company Common Stock	$6,997,442	$7,284,882
Oppenheimer Global Fund	$5,006,924	$3,912,228
Lord Abbett Small-Cap Value Fund	$4,100,733	N/A

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated in value as follows for the year ended December 31, 2006:

Mutual funds	$7,164,383
Common stock	472,034

Total appreciation	$7,636,417

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

5.	Investment Contract with Insurance Company

In 2000, the Plan began offering the ING Fixed Account, a benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2006 and 2005, the Plan’s participants had $16,683,122 and $16,240,519, respectively, invested in this insurance company contract.

Contributions to ING under this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The fair value of this contract as of December 31, 2006 and 2005 was $15,365,889 and $15,062,626, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 3.15% for 2006 and 2005. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by ING. The crediting interest rate is subject to a guaranteed minimum floor as defined on an annual basis by ING. The floor rate at December 31, 2006 was 3.00%. Interest income from this fund was $512,411 for 2006.

6.	Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$80,733,810	$69,764,131
Plus: deemed distributions	—	23,419

Net assets available for benefits per Form 5500	$80,733,810	$69,787,550

Amounts deemed distributions and payable to participants are not reflected as net assets available for benefits for financial statement purposes but are included in net assets available for benefits on the Form 5500 in the form of outstanding loans.

The following is a reconciliation of investments from the financial statements to the Form 5500:

	December 31,
	2006	2005
Investment with insurance company at fair value, per the financial statements	$15,365,889	$15,062,626
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,317,233	1,177,893

Investment with insurance company, at contract value	$16,683,122	$16,240,519

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Notes to Financial Statements

December 31, 2006 and 2005

7.	Subsequent Events

During January 2007, additional net assets available for benefits of the Pennington 401(k) Plan totaling $28,555,055 were transferred to the Plan pursuant to the merger of the Pennington 401(k) Plan with the Central Garden & Pet Company Investment Growth Plan. Management of the Company believes that the Plan merger was a tax-exempt transaction under the applicable sections of the Internal Revenue Code and, therefore, is not subject to federal income taxes. Additionally, subsequent to year end the Plan was amended to allow new employees to participate in the plan upon 3 months of service, as defined.

SUPPLEMENTAL SCHEDULE

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Schedule of Assets (Held at End of Year)

EIN: 68-0275553, Plan #001

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Central Garden & Pet Company	Common stock	$6,997,442
*	ING Fixed Account	Investment contract with insurance company, minimum interest at 3.00%	15,365,889
*	ING Aeltus Money Market Fund	Money market account	103,474
*	ING GNMA Income Fund (A)-1	Mutual Fund	1,270,505
*	ING Davis Venture Val Port-Ad-1	Mutual Fund	3,404,407
	INVESCO Dynamics Fund	Mutual Fund	968,765
	Janus Balanced Fund	Mutual Fund	7,672,949
	Baron Growth Fund	Mutual Fund	4,606,203
	Massachusetts Investors Growth Stock Fund	Mutual Fund	1,646,434
	Oppenheimer Global Fund	Mutual Fund	5,006,924
	Oppenheimer Main Street Fund	Mutual Fund	3,553,141
	Oppenheimer Champion Income Fund	Mutual Fund	1,405,848
	Pioneer Equity Income Fund	Mutual Fund	7,210,429
	Templeton Foreign Fund	Mutual Fund	3,098,914
	Scudder Equity 500 Index Fund	Mutual Fund	9,784,487
	AIM Mid Cap Core Equity Fund	Mutual Fund	2,025,092
	Lord Abbett Small-Cap Value Fund	Mutual Fund	4,100,733
*	Participant loans	Participant loans with interest rates ranging from 5.0% to 10.5%	1,194,941

			$79,416,577

*	Party-in-interest, as defined by ERISA.